UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 811-06498

(check one):   [  ] Form 10-K and Form 10-
KSB       [  ] Form 10-Q and Form   10-QSB
               [  ] Form 20-F       [  ]  Form
11-K       [x ] Form N-SAR

For Period Ended: October 31, 2002

[ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PIC Investment Trust: PIC Balanced Fund
A, PIC Growth Fund A, PIC Growth Fund B,
PIC Growth Fund I, PIC Mid Cap Fund B,
PIC Small Company Growth Fund A, PIC
Small Company Growth Fund B, PIC Small
Cap Growth Fund I and PIC Twenty Fund I.



Full Name of Registrant

-------------------------
Former Name if Applicable

300 North Lake Avenue
Address of Principal Executive Office
(Street and Number)

Pasadena, CA 91101
City, State and Zip Code
PART 11 - RULES 12b-25(b) and (c)
if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be
completed. (Check box if appropriate)

[x ]  (a) The reasons described in
reasonable detail in Part III of this form could not be eliminated without unreasonable effort,or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-
K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ]

(c) The accountant's statement or other
exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the
reasons why the Form 10-K and Form 10-
KSB, 11-K, 20-F, IO-Q and Form IO-QSB,
N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Waiting for financial information.



PART IV - OTHER INFORMATION

(1)   Name and telephone number of person
to contact in regard to this notification

Joy Ausili                          (626) 914 - 7385

(Name)                      (Area Code)
(Telephone Number)

(2)  Have all other periodic reports required
under    section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of  the
Investment Company Act of 1940 during the
preceding 12 months (or for such shorter
period that the registrant was required to file
such reports), been filed. If answer is no,
identify report(s).
      [x ] YES     [ ] NO
(3)  Is it anticipated that any significant
change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

     [ ] YES      [x ] NO

If so, attach an explanation of the
anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PIC Investment Trust: PIC Balanced Fund
A, PIC Growth Fund I, PIC Growth Fund A,
PIC Small Cap Growth I, PIC Small
Company Growth A, PIC Mid Cap Fund A,
PIC Mid Cap Fund B, PIC Growth Fund B,
PIC Small Company
Growth B, PIC Technology Fund A
(Name of Registrant as Specified in
Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     December 30, 2002
                    By:   /s/ Joy Ausili